SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*

                              World Air Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    98142V104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 30, 2006
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 9 Pages)
--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                             ---------------------
CUSIP NO.      98142V104              SCHEDULE 13D         PAGE 2 OF 9 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CLINTON GROUP, INC.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    1,120,428
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,120,428
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,120,428
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.1%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA; CO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      98142V104              SCHEDULE 13D         PAGE 3 OF 9 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CLINTON MULTISTRATEGY MASTER FUND, LTD.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            CAYMAN ISLANDS
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    1,120,428
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,120,428
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,120,428
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.1%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      98142V104              SCHEDULE 13D         PAGE 4 OF 9 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            GEORGE E. HALL
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    1,120,428
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,120,428
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,120,428
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.1%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.       98142V104             SCHEDULE 13D         PAGE 5 OF 9 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CONRAD BRINGSJORD
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    1,120,428
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,120,428
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,120,428
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.1%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      98142V104              SCHEDULE 13D         PAGE 6 OF 9 PAGES
------------------------------                             ---------------------

The Schedule 13D filed on December 4, 2006 by Clinton Group, Inc., a Delaware corporation ("CGI"), Clinton Multistrategy Master Fund, Ltd., a Cayman Islands company ("CMSF"), George E. Hall and Conrad Bringsjord (collectively, the "Reporting Persons"), with respect to the shares of Common Stock, par value $0.001 per share (the "Shares"), of World Air Holdings, Inc., a Delaware corporation (the "Issuer"), is hereby amended as set forth herein by this Amendment No. 1 for the sole purpose of attaching Schedule A and Schedule B, which were inadvertently omitted from the Reporting Persons' previous 13D filing due to an error during EDGAR transmission.

---------------------------                                 -------------------
CUSIP NO.      98142V104             SCHEDULE 13D           PAGE 7 OF 9 PAGES
---------------------------                                 -------------------

                                   SIGNATURES

        After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 4, 2006


                                 CLINTON GROUP, INC.

                                 By: /s/ Francis Ruchalski
                                     ---------------------------
                                     Name:  Francis Ruchalski
                                     Title: Comptroller


                                 CLINTON MULTISTRATEGY MASTER FUND, LTD.
                                 By: Clinton Group, Inc., its investment
                                     manager

                                 By: /s/ Francis Ruchalski
                                     ---------------------------
                                     Name:  Francis Ruchalski
                                     Title: Comptroller


                                 /s/ George E. Hall
                                 ------------------------------
                                 George E. Hall


                                 /s/ Conrad Bringsjord
                                 ------------------------------
                                 Conrad Bringsjord

---------------------------                                 -------------------
CUSIP NO.      98142V104             SCHEDULE 13D           PAGE 8 OF 9 PAGES
---------------------------                                 -------------------

                                   SCHEDULE A

          DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

        The following sets forth the name, position and principal occupation of each director and executive officer of CGI. Each such person is a citizen of the United States of America. The business address of each director and executive officer is 9 West 57th Street, 26th Floor, New York, New York 10019.

CLINTON GROUP, INC.

Name                           Position
---------------------------    -------------------------------------------
George E. Hall                 Director and President
John L. Hall                   Director and Chief Financial Officer
Wendy Ruberti                  General Counsel and Assistant Secretary
Francis A. Ruchalski           Director and Comptroller
John B. Breaux                 Director and Senior Managing Director
Hani K. Findakly               Director

        The following sets forth the name, position and principal occupation of each director of CMSF. There are no executive officers of CMSF.

CLINTON MULTISTRATEGY MASTER FUND, LTD.

Jane Fleming is a citizen of the United Kingdom. Her principal occupation is Client Accountant of Queensgate Bank & Trust Company Ltd. Her business address is Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands.

Dennis Hunter is a citizen of the United Kingdom. His principal occupation is Director of Queensgate Bank & Trust Company Ltd. His business address is Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands.

Roger Hanson is a citizen of the United Kingdom. His principal occupation is director of dms Management Ltd. His business address is dms Management Ltd., P.O. Box 31910 SMB, Ansbacher House, 20 Genesis Close, Grand Cayman, Cayman Islands.

Blair Gauld is a citizen of New Zealand. His principal occupation is Director of Queensgate Bank & Trust Company Ltd. His business address is Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands.

---------------------------                                 -------------------
CUSIP NO.      98142V104             SCHEDULE 13D           PAGE 9 OF 9 PAGES
---------------------------                                 -------------------

                                   SCHEDULE B

   TRANSACTIONS IN THE SHARES BY THE REPORTING PERSONS DURING THE PAST 60 DAYS

Clinton Multistrategy Master Fund, Ltd.

        Trade Date        Shares Purchased (Sold)     Price Per Share ($)
        ----------        -----------------------     -------------------
         10/06/06                 (4,100)                    9.05
         10/06/06                 (3,500)                    9.00
         10/09/06                (11,500)                    9.00
         10/10/06                (80,500)                    9.16
         10/11/06                (45,400)                    9.15
         10/12/06                (25,000)                    9.15
         10/31/06                 86,720                     8.91
         11/01/06                 19,400                     8.98
         11/03/06                  8,211                     8.95
         11/06/06                 25,000                     8.90
         11/07/06                 17,500                     8.87
         11/08/06                 30,000                     8.68
         11/14/06                160,000                     7.43
         11/15/06                 96,500                     7.51
         11/16/06                 75,000                     7.62
         11/17/06                 45,000                     7.66
         11/20/06                 68,000                     7.70
         11/21/06                 35,000                     7.72
         11/28/06                  3,500                     7.83
         11/29/06                 48,264                     8.25
         11/30/06                168,100                     8.47
         12/01/06                  2,000                     8.50